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Washington, DC

September 4, 2013

Ms. Jennifer Gowetski

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Mark Rakip

Sotherly Hotels LP (formerly MHI Hospitality, L.P.) (the “Partnership”)

Registration Statement on Form S-11

Pre-Effective Amendment No. 1 Filed August 9, 2013 (“Amendment No. 1”)

File No. 333-189821

Dear Ms. Gowetski,

In connection with the above-captioned registration statement on Form S-11 (the “Registration Statement”), we set forth below the Partnership’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in the comment letter dated August 27, 2013 (the “Comment Letter”), relating to the Registration Statement.

We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter. Page numbers included in our responses refer to pages in the marked Pre-Effective Amendment No. 2 to the Registration Statement and the prospectus included therein (“Amendment No. 2”). In addition, we are enclosing Amendment No. 2, which was transmitted to the Commission today and filed via the EDGAR system. We are also providing you supplementally six courtesy copies of Amendment No. 2 marked to show changes from Amendment No. 1.

* Associated Firm	Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein. 7865861-v2\WASDMS

Company Overview, page 1

1.	We note your response to prior comment 7 from our letter dated July 31, 2013. Please provide substantially more information supporting your conclusion that MHI Hotel Services is not a VIE. Specifically, please provide to us the following:

a.	Your assessment of paragraph 14 of ASC 810-10-15. Within your response, provide comprehensive ownership interest in MHI Hotels Services held by your directors and officers, supporting your conclusion that the holders of a majority of the equity in MHI Hotels Services lack the characteristics of a controlling financial interest.

b.	An assessment of the purpose and design of MHI Hotels Services, including the risks that such entity was designed to create and pass through to its interest holders, given that MHI Hotels Services is owned and controlled by members of the Partnership. Refer to paragraph 38A of ASC 810-10-25.

c.	Detail of additional properties managed by MHI Hotels Services that are not owned, in whole or in part, by you. In addition, provide to us total revenue and income from continuing operations generated by MHI Hotels Services inclusive and exclusive of amounts generated by your master management agreement with MHI Hotels Services.

d.	Your assessment of the terms of the master management agreement considering your acknowledgment that such agreements were not negotiated on an arm’s-length basis, including:

i.	The payment of management fees to MHI Hotels Services by you is not an in-lieu-form of subordinated financial support to MHI Hotels Services;

ii.	The potential creation of conflict of interest should MHI Hotels Services manage a property in markets that you operate based on the criteria within your master management agreement;

iii.	Number of MHI Hotels Services employees for which you pay employee medical benefits compared to the total number of employees of such related party.

Background

Formation of MHI Hotels Services

Through various predecessor entities and ownership vehicles, the principals of MHI Hotels Services and family members have been involved in the ownership and operation of hotels since 1957. Commencing in 2001, the principals of MHI Hotels Services embarked on an effort to restructure their business operations which, at that time, included the ownership of 6 hotels through majority and minority ownership of several limited partnerships, limited liability companies and corporate entities. The goal of the restructuring was to separate the risks and rewards of hotel management from the risks and rewards of real estate and hotel ownership in contemplation of a potential capital raising exercise by means of a public offering and conversion to a real estate investment trust structure. MHI Hotels Services was formed in 2001 to take on the management of hotels owned by entities affiliated with the principals as well as hotels owned by unaffiliated third parties consistent with the hotel management operations of the predecessor entities. Upon commencement of operations, the principals effected the assignment of eight hotel management contracts to MHI Hotels Services. Leases and other operating contracts related to the operation of two independent hotels were also assigned to MHI Hotels Services.

Ownership in MHI Hotels Services was structured to mirror the ownership of other affiliates and joint investments, with a majority of the ownership equally shared by Andrew M. Sims, Kim E. Sims and Christopher L. Sims and minority interests owned by William J. Zaiser and one other individual.

No significant capital contributions were made to MHI Hotels Services by its principals upon formation. However, the earnings from the business activities of MHI Hotels Services were retained following commencement of operations in 2003.

A list of the hotel contracts that were contributed and each principal’s ownership interest in MHI Hotels Services at commencement of operations is provided supplementally in Exhibit A.

Formation of Sotherly and the Partnership

In December 2004, Sotherly Hotels Inc. successfully completed the sale of 6.0 million shares of stock for $10.00 per share in its initial public offering. Sotherly Hotels Inc. (“Sotherly”) contributed the net proceeds of the offering to the Partnership in exchange for 6.0 million partnership units. None of the principals of MHI Hotels Services acquired or were otherwise awarded shares of stock in Sotherly Hotels Inc. as a result of the offering.

Simultaneous to Sotherly’s contribution of the net proceeds of the offering to the Partnership, ownership interests in five hotels which had management contracts with MHI Hotels Services were contributed to the Partnership by their respective owners in exchange for 3,817,037 limited partnership units. A minority interest in one of the five hotels and an interest in a sixth hotel were acquired for cash. As a result of these transactions, Sotherly acquired 100% interest in six hotels (the “initial hotels”).

The following table illustrates the ownership of the initial six hotels prior to the transaction:

Property	Ownership by Principals of MHI Hotels Services	Ownership by Others
Hilton Wilmington Riverside	100%	0%
Holiday Inn Williamsburg Downtown	100%	0%
Hilton Savannah DeSoto	80%	20%
Holiday Inn Brownstone	50%	50%
Hilton Philadelphia Airport	0%	100%
Best Western Maryland Inn	0%	100%

The principals of MHI Hotels Services contributed all of their interest in the initial hotels in exchange for limited partnership units. The following table illustrates the ownership of the Partnership following the acquisition of the initial hotels.

General Partners
Sotherly Hotels Inc.	1.0%
Limited Partners
Sotherly Hotels Inc.	60.1%
Principals of MHI Hotels Services	23.4%
Others	15.5%

100.0%

Ownership in MHI Hotels Services by Officers and Directors of Sotherly

Upon the commencement of Sotherly’s operations, two of the principals resigned employment with MHI Hotels Services and assumed the positions of CEO and CFO of Sotherly (and the Partnership). Sotherly’s initial board of directors consisted of the CEO and two other principals of MHI Hotels Services as well as four independent directors. A listing of ownership percentages by those principals of MHI Hotels Services that held positions as officers and directors of Sotherly is provided supplementally in Exhibit B.

Response to Staff’s Comment #1 (a) – Management’s Assessment of ASC 810-10-15-14

Pursuant to the guidance in ASC 810-10-15-14(a), the Partnership has concluded that the equity investment at risk in MHI Hotels Services upon the commencement of the Partnership’s operations was sufficient to permit the entity to finance its then-existing activities without additional subordinated financial support. At December 31, 2004, the equity in MHI Hotels Services was approximately 32.8% of its assets. The equity investment at risk was fully attributable to the principals of MHI Hotels Services and not to the Partnership. Although some of the principals of MHI Hotels Services have been officers and directors of Sotherly, the initial equity of MHI Hotels Services was amassed during the two years prior to the formation of the Partnership.

The Partnership has concluded that MHI Hotels Services has maintained equity sufficient to conduct its operations and that no other forms of subordinated financial support exist or are necessary. A summary of the assets, liabilities and net equity of MHI Hotels Services is provided supplementally in Exhibit E.

Accordingly, the Partnership has concluded that the conditions of ASC 810-10-15-14(a) have not been met.

Pursuant to the guidance in ASC 810-10-15-14(b), the Partnership has concluded that the principals of MHI Hotels Services as a group have (1) maintained their ability through voting rights proportional to their respective interests to make decisions that are significant to the success of MHI Hotels Services; (2) the obligation to absorb the expected losses of the entity; and (3) the right to receive the expected residual returns of the entity. The ability to make decisions that are significant to the success of MHI Hotels Services is evident by the expansion into restaurant franchises in 2007, 2008 and 2009 as well as the expansion of the number of hotel management contracts un-related to Sotherly in 2010, 2011 and 2012.

The Partnership bears no responsibility to absorb losses that may be incurred by MHI Hotels Services nor does it have a right to receive any expected residual returns of MHI Hotels Services. The Partnership believes that the right to receive expected returns and the obligation to absorb expected losses were never transferred by the principals of MHI Hotels Services to any other entity and that they continue to remain with MHI Hotels Services and its principals and not with the Partnership.

The Partnership believes that none of the principals’ equity investment was subjugated to the Partnership by the assumption of responsibility as CEO and CFO of Sotherly by two of the principals of MHI Hotels Services and by appointment to the board of directors of two other principals of MHI Hotels Services.

Upon formation of the Partnership and execution of the master management agreement (“MMA” or “master management agreement”), Andrew M. Sims and William J. Zaiser resigned their positions with MHI Hotels Services in order to manage the day-to-day operations of the Partnership. At the same time, responsibility for day-to-day operations of MHI Hotels Services was assumed by Kim E. Sims, Christopher L. Sims, another principal and another employee. Execution of the duties of MHI Hotels Services under the master management agreement as well as supervision of all other operating activities were the responsibilities of principals who owned a majority of the ownership interest in MHI Hotels Services which excluded the officers of Sotherly. Andrew M. Sims’ and William J. Zaiser’s involvement in MHI Hotels Services’ activities were limited to those of outside investors. As outside investors, they lacked the voting power to control the activities of MHI Hotels Services.

Additionally, the activities of Sotherly, including in its capacity as the general partner of the Partnership, are subject to the oversight of Sotherly’s board of directors, the majority of whom are independent and hold no ownership interest in MHI Hotels Services. Nomination of Andrew M. Sims, Kim E. Sims, Christopher L. Sims to the board of directors are subject to the determination of Sotherly’s nominating, corporate governance and compensation committee, the members of which consist of independent directors who hold no ownership interest in MHI Hotels Services. All conflict transactions involving the Partnership and MHI Hotels Services are required to be approved by the independent directors of Sotherly’s board of directors including the retention of MHI Hotels Services as the manager of any hotels acquired by Sotherly.

Accordingly, the Partnership believes that the conditions of ASC 810-10-15-14(b) have not been met. Finally, each of the members of MHI Hotels Services has maintained voting rights in proportion to their equity investment. Accordingly, the Partnership believes that the conditions of ASC 810-10-15-14(c) have also not been met.

Response to Staff’s Comment #1 (b) – Assessment of ASC 810-10-25; the Purpose and Design of MHI Hotels

Generally, employees and managers located at a hotel are responsible for providing and supervising the day-to-day activities that directly affect the hotel guest. The cost associated with on-site employees is borne by the hotel owner.

Hotel management companies supervise the on-site employees by providing direction, support and expertise. Hotel companies with a broad base of management contracts often bring the economies of scale that hotel owners lack and provide accounting and human resources support as well as employee benefits. Such services are compensated for on a fee basis to the hotel owner.

Hotel owners bear the risk and share in the rewards of changes in occupancy demand and pricing. They bear all the operating risk of the hotel and participate in the risks and rewards of owning real estate.

MHI Hotels Services was formed in order to separate the risks and rewards of hotel management from the risks and rewards of real estate and hotel ownership.

Response to Staff’s comment #1 (c) – See Exhibits

MHI Hotels Services has managed the hotels presented supplementally in Exhibit C that are not part of the Partnership’s wholly-owned portfolio and not subject to our master management agreement.

Exhibit D provided supplementally sets forth the amount of revenue and income from continuing operations generated by MHI Hotels Services inclusive and exclusive of amounts generated under the master management agreement.

Response to Staff’s comment #1 (d) – Assessment of Terms of the Master Management Agreement

Master Management Agreement – Contract Terms

In order for Sotherly to qualify as a real estate investment trust, neither it nor the Partnership can directly manage or operate the Partnership’s hotels and must engage an independent management company to manage the hotels. Because Sotherly does not have a direct financial interest in MHI Hotels Services, because Sotherly and MHI Hotels Services are not under common control and because MHI Hotels Services conducts sufficient business activities unrelated to Sotherly, MHI Hotels Services meets the requirements of Section 856(d)(3) and 856(d)(9)(A) of the Internal Revenue Code.

At the time the initial hotels were acquired by the Partnership, MHI Hotels Services managed five of the six properties pursuant to five separate management agreements with varying contract periods dates and fee provisions. Coincident with completion of the acquisition of the initial properties, MHI Hotels Services and the Partnership agreed to a restructuring of the agreements and executed a master management agreement. The master management agreement provided for uniform management fees among the properties equal to 2.0% of gross revenue for the first full calendar year and the portion of the year prior, increasing to 2.5% of gross revenue for the second full calendar year, rising to 3.0% of gross revenue for the remainder of the contract term.

As the contract was established prior to the completion of Sotherly’s initial public offering by principals of MHI Hotels Services who were the offering’s sponsor, the contract was not negotiated at arms’ length. However, we believe that the contract approximated market terms. In the 2006 Trends in the Hotel Industry by PKF Hospitality Research, average total management fees for all hotels was 3.2% of gross revenue and average total management fees for full-service hotels was 3.1% of gross revenues.

A more recent, but similar study conducted by HVS Global Hospitality Services found that average base management fees for upscale and upper-upscale hotels were 3.3% and 2.9% of gross revenues, respectively. It also found that when comparing base management fees charged by independent managers compared to brand-affiliated managers, the mean base fee for independent managers was 2.95% of gross revenues.

The master management agreement also provides for the payment of an annual incentive fee of 10% of the increase in gross operating profit of the hotels for those hotels managed under the contract for at least 24 months, subject to a maximum of 0.25% of the most recent year’s gross revenue. The structure of the incentive fee is to align the interests of the management company with the interests of the owner by linking a piece of the total management fee to the profitability of the hotels. Such incentive is structured to provide a disincentive to the management company to pursue initiatives that only increase revenue without increasing profitability.

Both of the above referenced studies noted that incentive provisions within management contracts vary in structure and are common, but not universal. The following table illustrates the amount of incentive management fee as a percentage the gross revenue of the hotels qualifying for an incentive fee under the master management agreement since the commencement of the contract:

2005	0.23%
2006	0.25%
2007	0.25%
2008	0.13%
2009	0.00%
2010	0.16%
2011	0.12%
2012	0.25%
Average	0.17%

The master management agreement has an initial term of 10 years. Despite a trend in recent years for hotel owners to demand shorter initial contract periods, a recent study indicates that the average length of term for contracts with independent managers compared to brand-affiliated managers was 13.0 years for upscale properties and 11.0 years for upper-upscale properties.

The master management agreement does not provide minimum guarantees of management fees earned. If, however, one of the initial properties is sold before the end of the initial contract term, an early termination fee of no less than the management fee for the preceding full fiscal year multiplied by the number of years remaining in the initial term of the contract. However, if Sotherly sells one of its initial properties, it has the right to substitute that property with another reasonably equivalent property.

The Partnership believes that under the terms of the master management agreement, MHI Hotels Services will only be entitled to an early termination fee if the Partnership elects to reduce the size of its portfolio through the sale of one of the initial properties or through a liquidation of the portfolio following a change in control.

The Partnership believes that the terms of the master management agreement provide for the delivery of hotel management services to the Partnership for fair market value consideration and that the management fees do not constitute an in-lieu-of form of subordinated financial support to MHI Hotels Services.

Conflicts of Interest

The master management agreement does not provide any geographic or territorial exclusivity to Sotherly. MHI Hotels Services is not precluded from managing another hotel property in the same market as one of the properties covered by the agreement. The Partnership amends its earlier statement to the contrary. This creates the possibility of conflicts of interest on the part of the management company which retains the full right, as is the case in most third party management contracts, to manage competing properties in the same market if MHI Hotels Services concludes that its economic interests would be served by managing a competitive product. Conversely, Sotherly is not obligated to have MHI Hotels Services manage all of its hotels and the independent board members of Sotherly may conclude that MHI Hotels Services is not a suitable manager for a hotel acquired by the Partnership in a given market. The Partnership believes that the absence of geographic restrictions on MHI Hotels Services is consistent with market terms for third party management agreements.

Employee Medical Benefits

MHI Hotels Services and its predecessors have provided medical benefits under a self-insured plan which was established in 1991 to provide medical benefits to employees of the properties under their management. In addition to covering the employees of the hotels managed by MHI Hotels Services, the plan covers the employees of MHI Hotels Services as well as those of the Partnership.

Because employees at our properties are employees of record of MHI Hotels Services, they have the ability to participate in the plan MHI Hotels Services sponsors. However, depending on the terms of other 3rd party contracts, the employees at other hotels managed by MHI Hotels Services may be able to maintain coverage under a separate plan sponsored by the owner of the hotel.

The plan is administered by a 3rd party administrator and a health benefits consultant is used to monitor the plan’s experience, modify its design, and ensure compliance with federal and state insurance regulations, including ERISA and the recently enacted PPACA. All administrative costs are paid by the plan.

On an annual basis, the plan sets premium rates for individual, individual and spouse and family coverage. Every property that participates in the plan pays the same rate depending on the type of coverage elected by the employee. Employees at properties covered under the master management agreement pay a co-pay of 25% of the monthly premium. Employees at properties not covered under the master management agreement may be subject to a different co-pay structure or no co-pay. The sole source of funds for the plan has been the payment of premiums. There have been no distributions of profits or excess premiums from the plan.

The Partnership has reviewed the annual increase in premiums and determined them to be reasonable. The following table discloses the annual premium increases since 2005 during which time there were only de minimus changes in plan benefits.

2006	15.0%
2007	5.0%
2008	0.0%
2009	0.0%
2010	4.0%
2011	5.0%
2012	10.0%
2013	13.0%

The following table provides (a) the average number of participants in the plan that either work for the Partnership or at hotels covered under the master management agreement (“MMA”) and (b) the average number of other participants, for 2005 through 2012 and the first six months of 2013.

Period	MMA Participants(1)	Non-MMA Participants
CY 2005	200	132
CY 2006	199	113
CY 2007	194	105
CY 2008	205	111
CY 2009	213	129
CY 2010	230	131
CY 2011	253	129
CY 2012	236	117
H1 2013	224	122

(1)	also includes employees of the Partnership.

The Partnership believes amounts paid for employee medical benefits reflect its pro-rata share of the cost to provide such benefits under the plan, that the cost of such benefits is not unreasonable, and that it does not constitute an in-lieu-of form of subordinated financial support.

Additionally, the Partnership has concluded that the master management agreement does not preclude participation in the plan by employees of other hotels. The decision to allow participation by employees who work for hotels other than those in the master management agreement belongs to the officers of the management company.

On the basis of the foregoing (and the attached exhibits), the Partnership is of the view that MHI Hotels Services is not a variable interest entity within the meaning of ASC 810. The owners of MHI Hotels Services have proportional voting rights and have the ability, as evidenced over the years of its operation, to make decisions about the entities’ activities including the ability to manage additional hotels not owned by the Partnership including hotels that compete with the hotels owned by the Partnership. The capital of MHI Hotels Services is sufficient to absorb any expected losses from operations and the principals have an expectation and, indeed have received over the course of the years of its operations, the expected residual returns of the operations of MHI Hotels Services. There is no contractual or other means by which the Partnership is obligated to underwrite the losses, if any, of MHI Hotels Services, nor is there a cap on the expected return of MHI Hotels Services arising from the management agreement or any other aspect of the contractual relationship between the Partnership and MHI Hotels Services. MHI Hotels Services was formed to separate the risks and rewards of hotel management from hotel ownership and not with a view towards relieving MHI Hotels Services of the risks and rewards of its management function.

Risk Factors, page 12

2.	We note your response to comment 12 of our letter dated July 30, 2013 and the revised disclosure. We continue to note the last sentence of the introductory paragraph. Please revise to remove this sentence referencing “additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may adversely affect our business.”

The Partnership has revised the introductory paragraph in “Risk Factors” on page 14 to address the Staff’s comment.

Certain Relationships and Related Party Transactions and Director Independence, page 84

3.	We note your revisions in response to comment 26 of our letter dated July 30, 2013. We reissue our prior comment, in part. Please revise to disclose Christopher L. Sims and William J. Zaiser’s individual ownership percentages in MHI Hotel Services.

The Partnership has supplementally provided information responsive to the Staff’s request as part of the response to the Staff’s comment number 1 above. The Partnership has not revised the Registration Statement to include this information as it does not believe such information to be relevant to investors because neither Christopher L. Sims nor William J. Zaiser is a current director or officer of Sotherly or the Partnership. The Partnership has, however, previously provided such information for all current officers and directors of Sotherly.

Security Ownership of Certain Beneficial Owners and Management, page 91

4.	We note your revisions in response to comment 29 of our letter dated July 30, 2013. We reissue our prior comment, in part. Please identify, in a footnote to the table, any individuals who control the voting and dispositive powers of the shares and units held by Edmunds White Partners, LLC or advise.

The information in the Registration Statement relating to Edmunds White Partners LLC is presented in reliance on the statements filed by Edmunds White Partners LLC with the Commission pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended, as per Instruction Number 3 to Item 403 of Regulation S-K. The Partnership notes that the relevant Schedule 13G and related amendments were filed under Edmunds White Partners LLC’s name and CIK number (0001510831) and do not contain information relating to the individuals who control the voting and dispositive powers of the shares held by Edmunds White Partners LLC. The file number for the relevant Schedule 13G filed with the Commission on January 28, 2011 and the amendments to that Schedule 13G filed with the Commission on January 31, 2012 and February 13, 2013, respectively, is 005-85923 and the film numbers for each such filing are 11555142; 12558818; and 13602241, respectively. In the absence of the requested information regarding the shares held by Edmunds White Partners LLC in its Schedule 13G, the Partnership is not in a position to modify the Registration Statement in the requested manner.

Financial Statements, page F-1

Exhibit 12.1 Ratio of Earnings to Fixed Charges

5.	Please ensure amounts agree to your audited financial statements, as amount currently reported for Equity (income) loss from less than fifty percent owned affiliates for fiscal year ended December 31, 2012 does not appear to reconcile with Equity income (loss) in joint venture as reported on your consolidated statements of operations. Please advise.

The Partnership has revised Exhibit 12.1 to address the Staff’s comment.

*        *        *

If you have any questions or comments, please call the undersigned at (202) 835-6103, or Thomas J. Egan, Jr. of our office at (202) 452-7050.

Very truly yours,

/s/ Pamela K. Dayanim

Pamela K. Dayanim, Esq.

Encl.

Cc:	David R. Folsom
Sotherly Hotels LP

Thomas J. Egan, Jr., Esq.
Baker & McKenzie LLP

Justin R. Salon, Esq.
Bass, Berry & Sims PLC